ARISTOTLE FUNDS SERIES TRUST
11100 Santa Monica Blvd., Suite 1700
Los Angeles, CA 90025
July 20, 2023
Aaron Brodsky
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Aristotle Funds Series Trust (the “Trust”)
File Nos.: 333-269217 and 811-23850
Dear Mr. Brodsky:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A filed May 26, 2023 (the “Amendment”). For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1.With regard to disclosures in the prospectus related to LIBOR transition, please confirm all disclosures are accurate and revise prospective references to June 30, 2023 to reflect that the date has now passed.
Response:    The disclosures have been updated as requested.
Comment 2.With regard to the disclosures in the description of the Principal Investment Strategies of Aristotle Growth Equity Fund and Aristotle Core Equity Fund II, which state “At times, the Fund’s assets may be invested in securities of relatively few industries or sectors,” please disclose if these funds are currently concentrated in any specific industry or sector, and if so, include disclosures related to the risks of investing in such industry or sector.
Response:    Disclosures under Principal Investment Strategies and Principal Risks for Aristotle Growth Equity Fund and Aristotle Core Equity Fund II have been updated to include disclosures related to investments in the Information Technology sector, in which both Funds are currently concentrated, including the following disclosures related to risks of investing in this sector. The Funds are not concentrated in any industry or industry group.
Item 4 risk disclosure
Information Technology Sector Risk: Information Technology companies face several risks, including operating in rapidly changing fields, abrupt or erratic market movements, limited product lines, markets or financial resources, management that is dependent on a limited number of people, short product cycles, aggressive pricing of products and services, new market entrants, government regulation and patent and intellectual property rights and rapid obsolescence of products and services due to information technological innovations or changing consumer preferences. In addition, many U.S. technology companies have diverse operations, with products or services in foreign markets, exposing them to foreign markets risk.
Item 9 risk disclosure
Information Technology Sector Risk: Information Technology companies face several risks, including operating in rapidly changing fields, abrupt or erratic market movements, limited product lines, markets or financial resources, management that is dependent on a limited number of people, short product cycles, aggressive pricing of products and services, new market entrants, government regulation and patent and intellectual property rights and rapid obsolescence of products and services due to information technological innovations or changing consumer preferences. Stocks of information technology companies and companies that rely heavily on technology, especially those of smaller, less-seasoned companies, tend to be more volatile than the overall market. Information technology companies are heavily dependent on patent and intellectual property rights, the loss or impairment of which may adversely affect profitability. Additionally, companies in the technology sector may face dramatic and often unpredictable changes in growth rates and competition for the services of qualified personnel. In addition, many U.S. technology companies have diverse operations, with products or services in foreign markets, exposing them to foreign markets risk.

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If you have any questions regarding the above response, please do not hesitate to contact Rachel Spearo of U.S. Bank Global Fund Services, the Trust’s sub-administrator, at (414) 516-1692 or rachel.spearo@usbank.com.

Sincerely,

/s/ Richard Schweitzer
Richard Schweitzer
President and Trustee
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